CUSIP NO. 04351P101	13D	Page 1 of 17

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Ascendis Pharma A/S

(Name of Issuer)

American Depositary Shares representing Ordinary Shares of Ascendis Pharma A/S

(Title of Class of Securities)

04351P101

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

October 19, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04351P101	13D	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 American Depositary Shares (“ADSs”)), except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”), the managing members of SM IX, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,229,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.1%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 04351P101	13D	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,229,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.1%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 04351P101	13D	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,229,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,750 Ordinary Shares (including 8,750 Ordinary Shares subject to warrants exercisable within 60 days).
	8

SHARED VOTING POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and director of the Issuer, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 8,750 Ordinary Shares (including 8,750 Ordinary Shares subject to warrants exercisable within 60 days).
	10

SHARED DISPOSITIVE POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,238,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,229,514 Ordinary Shares (including 748,538 Ordinary Shares represented by 748,538 ADSs), all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,229,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	7.1%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 04351P101	13D	Page 7 of 17

Statement on Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and restates the statement on Schedule 13D initially filed on January 27, 2015 and amended on September 9, 2015 (as amended, the “Original Schedule 13D”), relates to the beneficial ownership of ordinary shares (“Ordinary Shares”) of Ascendis Pharma A/S, a public limited liability company organized under the laws of the Kingdom of Denmark (“Issuer”) and is being filed to reflect the acquisition of American Depositary Shares by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”). This Amendment No. 2 is being filed by SVP IX, Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP IX, SM IX, Powell, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)     The class of equity securities to which this statement relates is the American Depositary Shares of the Issuer.

(b)     The Issuer’s principal executive offices are located at Tuborg Boulevard 12, DK-2900 Hellerup, Denmark.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)     The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, Healy, and Mehra. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Dr. Srinivas Akkaraju, a reporting person on the Original Schedule 13D, is no longer a managing member of SM IX, and accordingly, is no longer a reporting person on this Amendment No. 2.

(b)     The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)     The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell, Healy and Mehra are the managing members of SM IX. Healy is a director of the Issuer.

(d)     During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

CUSIP NO. 04351P101	13D	Page 8 of 17

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 27, 2014, SVP IX entered into a preference D investment agreement pursuant to which SVP IX acquired from the Issuer an aggregate 1,226,768 shares of preference D shares for a purchase price of $9.7818 per share, or $12,000,010.43 in the aggregate.

In connection with the closing of the Issuer’s initial public offering of Ordinary Shares (“IPO Offering”), the preference D shares automatically converted on a one-for-one basis into 1,226,768 Ordinary Shares.

On January 28, 2015, SVP IX purchased 222,223 ADSs at $18.00 per ADS in the IPO Offering, or $4,000,014.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on January 28, 2015 with the Securities and Exchange Commission (the “IPO Prospectus”).

On August 27, 2015 SVP IX acquired 254,208 Ordinary Shares from certain employees of the Issuer at a price of $15.5892 per share or $3,962,899.35 in the aggregate. The Ordinary Shares were purchased with a block discount of 17.5% to the Average Closing Price for the five (5) trading days prior to the transaction.

On December 18, 2015, Healy was granted warrants from the Issuer to purchase 35,000 Ordinary Shares at a subscription price of $16.99 per Ordinary Share. 1/48th of the Ordinary Shares covered by the warrants are exercisable on each monthly anniversary of the date of the initial grant.

On October 19, 2016, SVP IX acquired 526,315 ADSs at $19.00 per ADS in an offering of ADSs by the Issuer (the “Secondary Offering”), or $9,999,985.00 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on October 19, 2016 with the Securities and Exchange Commission.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional ADSs and/or retain and/or sell all or a portion of the ADSs held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the ADSs held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 31,525,323 Ordinary Shares outstanding immediately after the Secondary Offering (including any Ordinary Shares represented by ADSs).

CUSIP NO. 04351P101	13D	Page 9 of 17

(c)     Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)     Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)     Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, certain Reporting Persons and certain other investors entered into an amended and restated shareholders’ agreement. The amended and restated shareholders’ agreement provides for, among other things, a right of first refusal in favor of the Issuer’s shareholders and certain anti-dilution protections for holders of the Issuer’s preference C and preference D shares. The amended and restated shareholders’ agreement automatically terminated upon the closing of the IPO Offering. The amended and restated shareholders’ agreement is more fully described in the IPO Prospectus and incorporated herein by reference.

Pursuant to a Lock-Up Agreement entered into with Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with the IPO Offering, the Reporting Persons are subject to a Lock-Up Period (as defined in the Lock-Up Agreement) commencing on January 28, 2015 and ending on the date that is 180 days from the date of the IPO Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares.

The Reporting Persons are party to a Registration Rights Agreement among the Issuer, the Reporting Persons and other shareholders (the “Registration Rights Agreement”). Subject to the terms of the Registration Rights Agreement, holders of Ordinary Shares having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The form of Registration Rights Agreement described in Item 6, was filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the IPO Prospectus and incorporated herein by reference.

In connection with the August 27, 2015 acquisition of the Ordinary Shares of the Issuer, certain of the Reporting Persons entered into share transfer agreements with certain employees of the Issuer. The share transfer agreements provided for the Reporting Persons to obtain all rights to the Ordinary Shares effective August 27, 2015.

CUSIP NO. 04351P101	13D	Page 10 of 17

In connection with the Secondary Offering, J.P. Morgan Securities LLC (“J.P. Morgan”), Merrill Lynch, Pierce, Fenner & Smith Inc. (“Merrill Lynch”), Credit Suisse Securities (USA) LLC (“Credit Suisse”), Healy and SVP IX entered into a lock-up letter agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of J.P. Morgan, Merrill Lynch and Credit Suisse, Healy and SVP IX will not for a period of 60 days from the date of the Issuer’s prospectus relating to the Secondary Offering (the “Lock-Up Period”) (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any ADSs or Ordinary Shares or any other securities so owned convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any Lock-Up Securities, or (2) enter into any swap or other transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ADSs, Ordinary Shares or such other securities, in cash or otherwise. After the Lock-Up Period expires, Healy’s and SVP IX’s Ordinary Shares and ADSs will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.  The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit G and incorporated herein by reference. The form of which was filed on October 24, 2016 as Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815), and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
EXHIBIT D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
EXHIBIT F	Form of Share Transfer Agreement entered into by and among the Reporting Persons and certain employees of the Issuer with respect to the acquisition of Ordinary Shares of the Issuer.
EXHIBIT G	Form of Lock-Up Agreement entered into by and among the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on October 24, 2016 as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815).

CUSIP NO. 04351P101	13D	Page 11 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2016

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

	By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
	Its:	General Partner

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 12 of 17

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on January 16, 2015 as Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050).
D	Form of Registration Rights Agreement described in Item 6, filed on December 18, 2014 as Exhibit 10.6 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
E	Form of Indemnification Agreement for board members and senior management, filed on January 16, 2015 as Exhibit 10.5 to the Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (File No. 333-201050), and incorporated herein by reference.
F	Form of Share Transfer Agreement entered into by and among the Reporting Persons and certain employees of the Issuer with respect to the acquisition of Ordinary Shares of the Issuer.
G	Form of Lock-Up Agreement entered into by and among the underwriters and certain others, and is incorporated herein by reference to Exhibit A to the Underwriting Agreement filed on October 24, 2016 as Exhibit 1.1 to the Issuer’s Form 6-K (File No. 001-36815).

CUSIP NO. 04351P101	13D	Page 13 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the American Depositary Shares of Ascendis Pharma A/S shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 25, 2016

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

	By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
	Its:	General Partner

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, a Delaware Limited Liability Company

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

	By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 04351P101	13D	Page 14 of 17

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

CUSIP NO. 04351P101	13D	Page 15 of 17

EXHIBIT F

Form of Share Transfer Agreement

SHARE TRANSFER NOTE

Seller:	[ ] [ ] [ ] (“Seller”)
Buyer:	[ ] [ ] [ ] (“Buyer”)
Shares:

On the terms and conditions set out herein, the Seller hereby sells to Buyer and Buyer hereby purchases from Seller nominal DKK [ ] shares (“Shares”, individually “Share”) in

Ascendis Pharma A/S

Tuborg Boulevard 12

2900 Hellerup

CVR-no. 29 91 87 91

(“Company”)

Take-over Date:	The Shares are acquired by Buyer on 27 August 2015 (“Take-over Date”) and Buyer obtains all rights related to the Shares from the Take-over Date.
Purchase Price:

The purchase price amounts to USD [ ] per Share.

The purchase price shall be deposited at the following escrow account with the law firm [__________] at the latest three business days from the Take-over Date:

Danske Bank, Holmens Kanal 2, 1090 København K

Reg.no [____] Account no. [__________]

IBAN [___________________]

SWIFT-BIC: [_________]

Reference: [_______________]

The purchase price shall be automatically released from escrow to the Seller upon registration of the Buyer as owner of the Shares in the Company´s share register.

CUSIP NO. 04351P101	13D	Page 16 of 17

Warranties:

The Seller makes the following representations and warranties to the Buyer:

i)    Seller has the right, power and authority to execute, deliver and perform the transaction contemplated hereby and the consummation of the transactions hereby have been duly and validly authorized by all necessary corporate action on the part of the seller and the valid and binding obligations, enforceable in accordance with its terms;

ii)   Seller is the sole record and beneficial owner of the Shares and has good and valid title thereto, free and clear of any liens, pledges, encumbrances, or other rights of third parties;

iii)  Seller has the full right and capacity to transfer the complete title to the Shares, which are duly authorized, validly issued and fully paid in. Upon completion of this agreement, the Buyer will receive good valid and marketable title to the Shares free and clear from liens, pledges, encumbrances or other rights of third parties.

Law and venue:

This agreement shall be governed and construed in accordance with Danish law.

Any dispute arising out of or in connection with this Agreement shall – where such dispute cannot be settled amicably – be decided with final and binding effect by arbitration in accordance with the rules of procedure of ICC. The arbitral tribunal shall be composed of one arbitrator appointed by the arbitration institute. The venue of the arbitration shall be Copenhagen.

Signatures appear on next page

CUSIP NO. 04351P101	13D	Page 17 of 17

SIGNATURE PAGE

Date:	Date:
For Seller:	For Buyer: